Exhibit 99.2

Registered No. 3811362

SC London Limited

Annual Report

For the year ended 31 December 2006

SC London Limited

Directors and advisers

Directors

E Scheetz

J Chodorow

Secretary and registered office

Bibi Ali

MacFarlanes

10 Norwich Street

London

EC4A 1BD

Solicitors

MacFarlanes

10 Norwich Street

London

EC4A 1BD

Registered auditors

BDO Stoy Hayward LLP

8 Baker Street

London, W1U 3LL

Bankers

National Westminster Bank PLC

135 Bishopsgate

London

EC2M 3UR

Report of the Independent Registered Public Accounting Firm To the Board of Directors of SC London Limited

We have audited the financial statements of SC London Limited which comprise the  balance sheet as of December 31, 2006 and the related profit and loss account, cash flow statement and related notes for the year ended December 31, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also  includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SC London Limited as at December 31, 2006, and the results of its operations and its cash flows for the year ended December 31, 2006 in conformity with generally accepted accounting principles in the United Kingdom.  Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in note 19 to the financial statements.

BDO Stoy Hayward LLP

Chartered Accountants and Registered Auditors

London, UK

March 20, 2007

Profit and loss account
for the year ended 31 December 2006

			(Unaudited)
	Notes	2006	2005
		£000	£000
Turnover		15,793	14,458
Cost of sales		(3,825)	(3,731)
Gross profit	3	11,968	10,727

Administrative expenses		(11,135)	(10,675)

Operating profit	4	833	52
Interest receivable		62	59

Profit on ordinary activities before taxation		895	111
Tax on profit on ordinary activities	5	(275)	(21)

Profit for the financial year	12	620	90

All profits arise from continuing operations.

The company has no recognised gains or losses other than the profit for the period.

There is no difference between the historical cost profit and that stated above.

Balance sheet
At 31 December 2006

			(Unaudited)
	Notes	2006	2005
		£000	£000
Tangible fixed assets	6	385	392

Current assets
Stock	7	276	199
Debtors	8	2,068	1,947
Cash at bank and in hand		3,300	2,353
		5,644	4,499

Creditors: amounts falling due within one year	9	(2,676)	(2,158)

Net current assets		2,968	2,341

Net assets		3,353	2,733

Capital and reserves
Called up share capital	11	—	—
Capital redemption reserve	12	2,521	2,521
Profit and loss account	12	832	212

Shareholders’ funds	13	3,353	2,733

Cash flow statement
for the year ended 31 December 2006

			(Unaudited)
	Notes	2006	2005
		£000	£000
Net cash inflow from operating activities	16	1,310	132

Returns on investments and servicing of finance	17	62	59

Taxation		(206)	—

Capital expenditure	17	(219)	(75)

Increase in cash		947	116

Reconciliation of net cash flow to movement in net funds for the year ended 31 December 2006

			(Unaudited)
	Notes	2006	2005
		£000	£000
Increase in cash in the year		947	116

Movements in net funds in the year		947	116
Net funds at the start of the year		2,353	2,237

Net funds at the end of the year	18	3,300	2,353

Notes to the financial statements

for the year ended 31 December 2006

1      Principal accounting policies

The financial statements have been prepared under the historical cost convention and in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies are set out below.

Changes in accounting policies

The company has adopted FRS 21 ‘Events after the balance sheet date’, and FRS 25, ‘Financial instruments: disclosure and presentation’, in these financial statements.  The adoption of these standards represents a change in accounting policy.  There was nil effect (2005: £nil) by changing accounting policy to adopt these standards.

Turnover

Turnover represents food and beverage sales, stated net of value added tax.  Turnover is wholly generated in the United Kingdom.

Fixed assets

Tangible fixed assets are stated at cost less depreciation and any provision for impairment. Assets are depreciated to their residual values on a straight line basis over their estimated useful lives as follows:

Fixtures, fittings and equipment 5 – 10 years

Stocks

Stocks are stated at the lower of cost and net realisable value.

Deferred taxation

Deferred taxation is provided in respect of all timing differences that have originated but not reversed at the balance sheet date, where transactions or events have occurred which result in an obligation to pay more or less tax in the future.

Deferred tax is measured at the average tax rates which apply in the period in which the timing differences are expected to reverse. Deferred tax is measured on a non-discounted basis.

Deferred tax assets are regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it is more likely than not that there will be adequate future taxable profits against which to recover carried forward tax losses.

Pension scheme

The company operates a defined contribution pension scheme. Contributions are charged to the profit and loss account in the period in which they are incurred.

Foreign currency transactions

Translations into sterling are made at the average of rates ruling throughout the period for profit and loss items and at the rate ruling at 31 December 2006 for assets and liabilities.  Exchange differences arising in the ordinary course of trading are reflected in the profit and loss account.

2      Staff costs and employees

None of the directors received any remuneration in the year.

		(Unaudited)
	2006	2005
	£000	£000
Wages and salaries	3,853	3,774
Social security costs	308	285
Pension costs	22	26
	4,183	4,085

		(Unaudited)
	2006	2005
The average number of employees in the year was:
Operating staff	303	317
Management/administration	10	10
	313	327

Funded defined contribution scheme for employees (group scheme)

Pension costs of £22,000 (2005: £26,000) were charged to the profit and loss account of which £nil (2005: £nil) was outstanding at the balance sheet date.

The pension scheme is held with Standard Life and is administered by Inter Alliance.

3      Gross profit

		(Unaudited)
	2006	2005
	£000	£000
Gross profit is stated after charging:
Exceptional cost of sales	—	321

Included within profit on ordinary activities before taxation is an exceptional cost of sales of £321,000, which related to a settlement with Her Majesty’s Revenue and Customs for National Insurance Contributions on certain staff for the period from April 1999 to April 2007.  Applicable to this exceptional item is a tax credit of 30% of the charge.

4      Operating profit

		(Unaudited)
	2006	2005
	£000	£000
This is arrived at after charging:
Depreciation of tangible fixed assets	226	277
Auditors’ remuneration:
Audit	8	12

5      Tax on profit on ordinary activities

(a)   Analysis of charge in the year

		(Unaudited)
	2006	2005
	£000	£000
United Kingdom corporation tax at 30%	264	44
Adjustments in respect of prior years	7	(14)
Total tax charge (note 5 (b))	271	30

Deferred taxation (note 10)	4	(9)

Tax on profit on ordinary activities	275	21

(b)  Factors affecting tax charge for the year

		(Unaudited)
	2006	2005
	£000	£000
Profit on ordinary activities before tax	895	111
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2005: 30%)	268	33

Effects of:
Expenses not deductible for tax purposes	—	2
Capital allowances (in excess of)/less than depreciation	(4)	9
Adjustments in respect of prior years	7	(14)
Utilisation of tax losses	—	—
Tax charge for the period (note 5(a))	271	30

(c)   Factors affecting future tax charges

No significant differences are envisaged for future periods.

6      Fixed assets

Fixtures, fittings and equipment
£000

Cost
At 1 January 2006	1,643
Additions	219
At 31 December 2006	1,862

Depreciation
At 1 January 2006	1,251
Charge for the year	226
At 31 December 2006	1,477

Net book value
At 31 December 2006	385

At 31 December 2005	392

7      Stocks

		(Unaudited)
	2006	2005
	£000	£000
Consumables	276	199

8      Debtors: amounts falling due within one year

		(Unaudited)
	2006	2005
	£000	£000
Trade debtors	328	182
Amounts due from related party undertaking (note 14)	1,587	1,613
Other debtors	18	—
Prepayments and accrued income	34	47
Deferred taxation (note 10)	101	105
	2,068	1,947

The above amounts are due within one year with the exception of deferred tax.

9      Creditors: amounts falling due within one year

		(Unaudited)
	2006	2005
	£000	£000
Trade creditors	616	277
Amounts due to related party undertakings (note 14)	232	50
Taxation and social security	644	421
Accruals and deferred income	920	1,210
Corporation tax	264	200
	2,676	2,158

10   Deferred taxation

	Depreciation in excess of capital allowances	Total
	£000	£000

Balance at 1 January 2006	105	105
Credited to profit and loss account	(4)	(4)

Balance at 31 December 2006	101	101

11   Called up share capital

		(Unaudited)
	2006	2005
	£000	£000
Authorised
100,000 ordinary shares of £1 each	100	100

Allotted, called up and fully paid
1 ordinary shares of £1 each	—	—

12   Reserves

	Capital redemption reserve	Profit and loss account	Total
	£000	£000	£000

Balance at 1 January 2006	2,521	212	2,733
Profit for the financial year	—	620	620

Balance at 31 December 2006	2,521	832	3,353

13   Reconciliation of movements in shareholders’ funds

		(Unaudited)
	2006	2005
	£’000	£’000
Profit for the financial year	620	90
Opening shareholders’ funds	2,733	2,643
Closing shareholders’ funds	3,353	2,733

14   Related party transactions

Morgans Hotel Group London Limited

Morgans Hotel Group London Limited is a wholly owned subsidiary of Morgans Hotel Group Europe Limited, which is 50% owned by Morgans Hotel Group Co.  SC London pays rent and recharged expenditure to Morgans Hotel Group London Limited, which totalled £3,729,000 (2005: £3,396,000).

Chodorow Ventures LLC

SC London pays a management fee to Euro Management Group Inc., an affiliate of Chodorow Ventures LLC, a company in which one of the directors has an interest.  Amounts paid in the period totalled £416,000 (2005: £312,000).

The directors confirm that there were no related party transactions other than those disclosed in these financial statements and that all transactions were undertaken on an arms length basis.

		(Unaudited)
	2006	2005
	£000	£000
Debtors
Clift Holdings LLC	3	4
SC London LLC	1,474	1,474
Morgans Hotel Group Co	54	57
Chodorow Ventures LLC	56	78
	1,587	1,613

The debtor balance with SC London LLC, the company’s immediate parent undertaking, relates to an unsecured interest free loan totalling £1,474,000 (2005: £1,474,000). The amount is repayable on demand.

The debtor balances with Morgans Hotel Group Co and Chodorow Ventures LLC both relate to $100,000 unsecured interest free loans. This amounts to £54,000 translated into sterling at the year end exchange rate (2005: £57,000). The loans are repayable on demand.

		(Unaudited)
	2006	2005
	£000	£000
Creditors: amounts falling within one year
Morgans Hotel Group London Limited	231	49
Henry Hudson Holdings LLC	1	1
	232	50

15   Ultimate parent company

The company is a subsidiary of SC London LLC.  Morgans Hotel Group Co owns 50% of SC London LLC, the remaining 50% being owned by Chodorow Ventures LLC.  All the above companies are registered in the U.S.A.  The principle place of business of Morgans Hotel Group Co is 475 10th Avenue, New York, NY 10018, USA.  The principle place of business of Chodorow Ventures LLC is 16400 NW Second Avenue, Suite 200, Miami, FL 33169, USA.

16   Reconciliation of operating profit to net cash inflow from operating activities

		(Unaudited)
	2006	2005
	£000	£000
Operating profit	833	52
Depreciation	226	277
(Increase) / decrease in stock	(77)	24
(Increase) / decrease in debtors	(125)	(104)
Increase / (decrease) in creditors	453	(117)

Net cash inflow from operating activities	1,310	132

17   Analysis of cash flows

		(Unaudited)
	2006	2005
	£000	£000
Return on investment and servicing of finance
Interest received	62	59
Capital expenditure
Purchase of tangible fixed assets	(219)	(75)

18   Analysis of changes in net debt

	At 1 January 2006	Cash flows	At 31 December 2006
	£000	£000	£000

Cash at bank and in hand	2,353	947	3,300

Net funds	2,353	947	3,300

19   Summary of differences between United Kingdom Generally Accepted Accounting Practice (“UK GAAP”) and United States Generally Accepted Accounting Principles (“US GAAP”)

There are no material differences between profit for the financial year as reported under UK GAAP and that reported under US GAAP.  In addition there are no material differences between shareholders’ funds at either 31 December 2006 or 31 December 2005 as reported under UK GAAP and that reported under US GAAP.

Financial statement presentation

The balance sheet prepared in accordance with UK GAAP differs in certain respects from US GAAP.  Under UK GAAP, current assets are netted against current liabilities in the balance sheet whereas US GAAP requires the separate presentation of total assets and total liabilities.  UK GAAP requires assets to be presented in ascending order of their liquidity, whereas under US GAAP assets are presented in descending order of liquidity.

Cash flow statement

The cash flow statement presented under UK GAAP has been prepared in accordance with FRS 1 (revised), “Cash Flow Statements”.  There are certain differences from UK GAAP to US GAAP with regard to the classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents.  In accordance with FRS 1, cash flows are prepared separately for operating activities, returns on investment and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing.

US GAAP, however, requires only three categories of cash flow activity to be reported.  Under SFAS No. 95, “Statement of Cash Flows”, cash flows are classified under operating activities (including cash flows from taxation and returns on investment and servicing of finance), investing activities and financing activities.

A summary of the Company’s operating, investing and financing activities classified in accordance with US GAAP is presented below:

		(Unaudited)
	2006	2005
	£000	£000
Net cash provided by operating activities	1,166	191
Net cash used in investing activities	(219)	(75)
Net increase in cash	947	116
Cash and cash equivalents at beginning of period	2,353	2,237
Cash and cash equivalents at end of period	3,300	2,353